D: +1 212 225 2704
abrenneman@cgsh.com

June 9, 2021

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn: Christina Chalk, Senior Special Counsel

Re:	Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Schedule TO-T filed May 24, 2021
Filed by Aerodrome Infrastructure S.A.R.L. et al.
File No. 5-82627

Dear Ms. Chalk:

On behalf of our client, Aerodrome Infrastructure S.à r.l., a company organized under the laws of Luxembourg (“Aerodrome”), an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), in each case beneficially owned by Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Fintech Holdings Inc. (“FH”) and Mr. David Martinez (collectively with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”), we have set forth below the responses of the Offerors to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated June 2, 2021. For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Offerors are filing an amendment (“Amendment No. 1”) to their Schedule TO, initially filed on May 24, 2021 (the “Schedule TO”), containing the Supplement to U.S. Offer to Purchase (the “Offer to Purchase”) as Exhibit (a)(1)(ix). The Offer to Purchase contains the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed, together with a copy of the Offer to Purchase marked to show changes from the prior filing.

U.S. Securities and Exchange Commission, p. 2

Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. All page references in the following responses correspond to the page numbers in the marked version of the Offer to Purchase.

Schedule TO-T

Forward Looking Statements, page 4

1. The safe harbor for forward looking statements in the Private Securities Litigation Reform Act does not, by its terms, apply to statements made in connection with a tender offer. Please revise to clarify, or to delete the reference to the Reform Act.

In response to the Staff’s comment, the Offerors have revised the disclosure accordingly to delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Please see page 4 of the Offer to Purchase.

Purpose of and Reasons for the U.S. Offer; Plans for OMA following the U.S. Offer, page 23

2. We note the statement here that “[w]e have from time to time met, and will continue to meet, with potential counterparties to [potential synergistic transactions], although to date none of the discussions have resulted in definitive agreements, plans or proposals.” Pursuant to Item 1006(c) of Regulation M-A, please describe in additional detail the “plans, proposals or negotiations” that might result in one of the extraordinary transactions listed.

In response to the Staff’s comment, the Offerors have revised the disclosure accordingly to clarify that no plans, proposals or negotiations held to date might result in any of the extraordinary transactions listed in Item 1006(c) of Regulation M-A. Please see pages 19 and 23 of the Offer to Purchase.

U.S. Securities and Exchange Commission, p. 3

Withdrawal Rights, page 38

3. Here and throughout the Offer to Purchase where you discuss shareholders’ ability to withdraw tendered shares, note that shareholders who tender in the U.S. Offer may withdraw their shares at any time after the 60th day from the commencement of the Offer, pursuant to Exchange Act Section 14(d)(5).

In response to the Staff’s comment, the Offerors have revised the disclosure accordingly. Please see pages 2, 9, 21, 27 and 38 of the Offer to Purchase.

Source and Amount of Funds, page 39

4. We note that you will pay for tendered shares with proceeds from a financing agreement that will be signed and consummated “on or prior to the Expiration Date.” When the terms of the financing for the Offer are set, you must amend to provide the disclosure required by Item 7 of Schedule TO and Item 1007(a) of Regulation M-A. See our comment below regarding the Financing Condition, and the timing of satisfaction of that condition with respect to the Expiration Date.

In response to the Staff’s comment, the Offerors confirm that when the terms for the financing are finalized, the Offerors will amend the U.S. Offer to Purchase to provide the disclosure required by Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

Conditions of the Offer, page 56

5. All Offer conditions must be satisfied or waived as of or before the Expiration Date. Revise the first paragraph of this section to clarify.

In response to the Staff’s comment, the Offerors have revised the disclosure accordingly. Please see pages 7 and 56 of the Offer to Purchase.

6. Revise to clarify what is meant by a “limitation on prices” for purposes of these Offer conditions.

In response to the Staff’s comment, the Offerors have revised the disclosure accordingly. Please see pages 7 and 57 of the Offer to Purchase.

The reference to a “limitation on prices” relates to the total or partial limitation on the availability of trading prices for securities on any national securities exchange or in the over-the-counter market in the United States or Mexico. This condition was included to address a similar but alternative scenario to a general suspension of trading, in which holders would lack sufficient market information to make an informed decision on whether to tender their securities.

U.S. Securities and Exchange Commission, p. 4

7. We note the Financing Condition on page 57. In our view, when this condition is satisfied and the Offer becomes fully financed, a material change will occur in its terms, requiring that the Offer remain open for at least five business days thereafter and further requiring an amendment to the tender offer materials with additional disclosure (see our comment above). Please confirm your understanding in your response letter.

In response to the Staff’s comment, the Offerors confirm that at least five business days will remain in the Offer following the satisfaction or waiver of the financing condition or, otherwise, the Offer will be extended so that at least five business days remain in the Offer. As noted above, when the terms for the financing are finalized, the Offerors will amend the U.S. Offer to Purchase to provide the disclosure required by Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

8. Refer to the last paragraph in this section and the statement that “each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” Please note that if an event occurs that “triggers” an Offer condition while the Offer is pending, the Offerors must promptly inform target shareholders whether they will waive the condition and proceed with the Offer, or assert it to terminate. Please revise this language accordingly.

In response to the Staff’s comment, the Offerors have revised the disclosure accordingly. Please see page 57 of the Offer to Purchase.

General

9. We note that the Offerors are affiliated entities who currently own 15% of Grupo Aeroportuario and that this is a partial offer that will result in them owing up to 39.7% of that target company if fully subscribed. While the combined Offers are not expected to result in a going-private transaction, please confirm that this is not the first step in a series of transactions that may have that effect. See Rule 13e-3(a)(3)(i)-(ii).

In response to the Staff’s comment, the Offerors confirm that the combined Offers are not the first step in a series of transactions that will result in a going-private transaction.

We very much appreciate the Staff’s review of this filing. If you have any questions regarding Amendment No. 1 to the Schedule TO or these responses, please feel free to contact me at (212) 225-2704.

Sincerely,

/s/ Adam Brenneman
Adam Brenneman

cc:	Julio R. Rodriguez, Jr., Aerodrome Infrastructure S.à r.l.
Manuel Silva, Cleary Gottlieb Steen & Hamilton LLP